(212) 318-6054

vadimavdeychik@paulhastings.com

August 19, 2019

Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock, Inc. (the “Company”)

File Numbers: 333-230894

Dear Mr. Fischer:

This letter responds to additional written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Francis J. Conroy with respect to the amended registration statement on Form S-4 for the Company, filed on July 11, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

Questions and Answers, page 1

1.	We note your response to prior comment 1; however, the added disclosure on one hand indicates that the Company has no plans to seek an opinion of counsel that the implementation of certain of the transactions will not constitute a taxable event for the Fund's shareholders, and also indicates that the Company will receive a tax opinion that will address the material tax consequences of the Reorganization proposal. Please make clear that the Company will be obtaining a tax opinion supporting a representation that none of the transactions will result in a taxable event for the Fund's shareholders. If any of the transactions are expected to result in a taxable event for the Fund's shareholders, the disclosure should be revised to describe the material tax consequences to the Fund’s shareholders.

Response: The Company respectfully submits that it will receive a tax opinion that the Company shareholders will not recognize gain or loss upon exchange of shares for New Comstock common stock, except with respect to cash received in lieu of fractional shares. In addition, the Company has added the following disclosure: The Company will receive an opinion of tax counsel that the Company shareholders will not recognize gain or loss upon the exchange of shares for New Comstock common stock, except with respect to cash received in lieu of fractional shares.

New Comstock Fund may be unable to complete acquisitions that would grow its business., page 17

2.	We note your response to prior comment nine. Please revise to indicate whether there is a minimum balance sheet amount below which the Company would no longer pursue an acquisition.

Response: The requested disclosure has been added.

Unaudited Pro Forma Financial Information, page 61

3.	We note on page 61 that you state that the total equity available for operating company acquisitions may be substantially less than the current total equity. Please expand the disclosure to include the full range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X. Please disclose the minimum total equity available for operating company acquisitions. In the absence of factually supportable formal agreements with some shareholders to not redeem their shares prior to the de-registration order, disclose that there may be no equity available for operating company acquisitions.

Response: The Company respectfully submits that the disclosure has been revised to note that there may be no equity available for operating company acquisitions following de-registration as an investment company.

4.	We note that you provided updated audited financial statements for the year ended April 30, 2019. Please revise the pro forma financial information to update the information as of and for the year ended April 30, 2019, including the adjustments and notes to the pro forma financial information.

Response: The requested disclosure has been made.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

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cc:	Silvio A. Berni

Agnes Mullady

Michael R. Rosella

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